       As filed with the Securities and Exchange Commission on November 14, 2001
================================================================================
                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                ----------------

                                 SCHEDULE TO I/A
                                  (Rule 13e-4)
                                (Amendment No. 1)

            Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
                     of the Securities Exchange Act of 1934

                                ----------------

                               TRINTECH GROUP PLC
                       (Name of Subject Company (Issuer))

                                ----------------

                               TRINTECH GROUP PLC
                        (Name of Filing Person (Offeror))

     Options Granted Under the 1997 Trintech Group PLC Share Option Scheme,
             as amended, to acquire Ordinary Shares (as represented
                     by American Depositary Shares ("ADSs")
                         (Title of Class of Securities)

                                    896682101
                      (CUSIP Number of Class of Securities)
            (American Depositary Shares representing Ordinary Shares)

                                ----------------

                                   Kevin Shea
                             Chief Strategy Officer
                                 Trintech, Inc.
                          2755 Campus Drive, Suite 220
                           San Mateo, California 94403
                                 (650) 227-7000

                (Name, address, including zip code, and telephone
               number of Persons Authorized to Receive Notices and
             Communications on Behalf of Person(s) Filing Statement)

                                ----------------

                                    Copy to:
                             Steven V. Bernard, Esq.
                        Wilson Sonsini Goodrich & Rosati
                            Professional Corporation
                               650 Page Mill Road
                            Palo Alto, CA 94304-1050
                                 (650) 493-9300

                                ----------------


                           CALCULATION OF FILING FEE
================================================================================
      Transaction Valuation*                          Amount of Filing Fee
--------------------------------------------------------------------------------
           $3,184,649.49                                    $636.93
================================================================================
* Calculated solely for purposes of determining the filing fee. This amount assumes that options to acquire 2,570,833 Ordinary Shares (5,141,666 equivalent
ADSs) of Trintech Group PLC will be exchanged for currently outstanding options pursuant to this offer. The aggregate value of such options was calculated based on the Black-Scholes option pricing model. The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the value of the transaction.

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[X]  Check box if any part of the fee is offset as provided by Rule 0-11(a)(2)
and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

         Amount Previously Paid:            $636.93
         Form or Registration No.:          Schedule TO-I
         Filing party:                      Trintech Group plc.
         Date filed:                        November 13, 2001.

[_] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer. Check the appropriate boxes below to designate any transactions to which the statement relates:

         [_]  third party tender offer subject to Rule 14d-1.
         [X]  issuer tender offer subject to Rule 13e-4.
         [_]  going-private transaction subject to Rule 13e-3.
         [_]  amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. [_]

     This Amendment No. 1 amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on November 13, 2001 (the "Schedule TO"), relating to our offer to eligible employees to exchange all outstanding, unexercised options to acquire our ordinary shares, as represented by American Depositary Shares granted under the Trintech Group plc 1997 Share Option Scheme, as amended (the "1997 option scheme") for new options to be granted under the 1997 option scheme, upon the terms and subject to the conditions described in the Offer to Exchange dated November 13, 2001, the related email to eligible employees, the election form, the notice to change election from accept to reject and the promise to grant new options, copies of which are attached hereto as Exhibits (a)(1), (a)(2), (a)(3), (a)(4) and (a)(5) respectively (which together with any amendments or supplements thereto, collectively constitute the "Offer").

Item 12.     Exhibits.

     Item 12 of the Schedule TO is hereby amended and restated to add a reference to Exhibit (a)(8), which is attached hereto.

        (a)(1)*     Offer to Exchange, dated November 13, 2001
           (2)*     Form of Letter to Eligible Employees
           (3)*     Form of Election Form
           (4)*     Form of Notice to Change Election from Accept to Reject
           (5)*     Form of Promise to Grant New Options
           (6)* Form of Joint Election for U.K. employees, subject to approval of U.K. Inland Revenue
           (7)*     Trintech Group PLC 1997 Share Option Scheme Plan
                    Prospectus
           (8)      Press Release dated November 14, 2001
        (b)         Not applicable
        (d)(1)*     Trintech Group PLC Share Option Scheme
        (d)(2)* Form of Option Agreement pursuant to the 1997 Trintech Group PLC Share Option Scheme
        (g)         Not applicable
        (h)         Not applicable

* Previously filed on Schedule TO-I dated November 13, 2001.

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                                   SIGNATURES

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO-I/A is true, complete and correct.

Dated: November 14, 2001                       TRINTECH GROUP PLC


                                               By:  /s/ R. Paul Byrne
                                                  ------------------------------
                                                  Name: R. Paul Byrne
                                                  Title: Chief Financial Officer

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                                  EXHIBIT INDEX

         (a)(1)*    Offer to Exchange, dated November 13, 2001
            (2)*    Form of Letter to Eligible Employees
            (3)*    Form of Election Form
            (4)*    Form of Notice to Change Election from Accept to Reject
            (5)*    Form of Promise to Grant New Options
            (6)* Form of Joint Election for U.K. employees, subject to approval of U.K. Inland Revenue
            (7)*    Trintech Group PLC 1997 Share Option Scheme Plan Prospectus
            (8)     Press Release dated November 14, 2001
         (b)        Not applicable
         (d)(1)*    Trintech Group PLC Share Option Scheme
         (d)(2)* Form of Option Agreement pursuant to the 1997 Trintech Group PLC Share Option Scheme
         (g)        Not applicable
         (i)        Not applicable

         * Previously filed on Schedule TO-I dated November 13, 2001.